[First Midwest Bancorp, Inc. Letterhead]

October 25, 2016

Via EDGAR

Securities and Exchange Commission,
Division of Corporation Finance,
100 F. Street, N.E.,
Washington, D.C. 20549.

Attention: Era Anagnosti

Re:                             First Midwest Bancorp, Inc.
Registration Statement on Form S-4 (Reg. No. 333-213532)

Ladies and Gentlemen:

First Midwest Bancorp, Inc. (“First Midwest”) hereby respectfully requests that the effectiveness under the Securities Act of 1933, as amended, of the above-referenced registration statement on Form S-4 (the “Registration Statement”), as amended, be accelerated by the U.S. Securities and Exchange Commission (the “Commission”) to 4:30 p.m. Eastern time on October 25, 2016, or as soon thereafter as practicable.

First Midwest requests that the Commission notify us of the effectiveness of this Registration Statement by calling our counsel, Mark J. Menting or Regina Sorin of Sullivan & Cromwell LLP, at (212) 558-4859 or (212) 558-7923 respectively.

Sincerely,

/s/ Nicholas J. Chulos

Nicholas J. Chulos
Executive Vice President, Corporate Secretary and General Counsel of First Midwest Bancorp, Inc.

Securities and Exchange Commission

cc:	David Lin
(Securities and Exchange Commission)

Steven C. Babinski, Esq.
(First Midwest Bancorp, Inc.)

Mark J. Menting, Esq., Regina Sorin, Esq.
(Sullivan & Cromwell LLP)

Lawrence P. Kelley, James B. Carroll, Esq.
(Standard Bancshares, Inc.)

Edwin S. del Hierro, Esq., Evan M. Knobloch, Esq.
(Kirkland & Ellis)